STATEMENT OF INVESTMENTS

Dreyfus Premier Short-Intermediate Municipal Bond Fund

December 31, 2007 (Unaudited)

Long-Term Municipal Investments--97.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.5%				
Jefferson County, Limited Obligation School Warrants	5.00	1/1/09	2,000,000	2,034,460
California--2.8%				
California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group)	5.00	2/1/11	1,500,000	1,516,365
California Municipal Finance Authority, SWDR (Waste Management, Inc. Project)	4.10	9/1/09	1,000,000	995,890
Imperial Redevelopment Agency, Subordinate Tax Allocation Revenue (Imperial Redevelopment Project)	4.50	12/1/08	1,300,000 [a]	1,315,639
Colorado--.6%				
Black Hawk, Device Tax Revenue	5.00	12/1/12	760,000	773,042
Connecticut--.1%				
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	5.00	1/1/08	100,000	100,000
District of Columbia--1.3%				
District of Columbia, Enterprise Zone Revenue (819 7th Street, LLC Issue) (LOC; Branch Banking and Trust Company)	3.60	10/1/09	1,790,000	1,789,624
Florida--5.2%				
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/10	2,000,000	2,082,160
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpark Florida, Inc. Project)	4.75	10/1/08	3,000,000	2,986,050
Miami-Dade County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA)	5.00	5/1/11	2,000,000	2,097,060
Georgia--3.7%				
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia				

College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/08	835,000	846,047
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/09	1,045,000	1,078,252
Georgia, GO	5.00	3/1/11	2,000,000	2,113,560
Private Colleges and Universities Authority, Student Housing Revenue (Mercer Housing Corporation Project)	6.00	6/1/11	980,000	1,015,574
Idaho--1.2%				
University of Idaho Regents, General Revenue (Insured; FSA)	4.38	4/1/11	1,600,000	1,645,312
Illinois--2.5%				
Illinois Housing Development Authority, Housing Revenue	3.85	7/1/09	1,000,000	1,005,440
Upper Illinois River Valley Development Authority, MFHR (Morris Supportive Living Project) (LOC; Wells Fargo Bank)	3.90	1/1/10	2,500,000	2,502,350
Iowa--.7%				
Coralville, Annual Appropriation GO Urban Renewal Bond Anticipation Project Notes	4.25	6/1/09	1,000,000	1,003,840
Louisiana--3.8%				
Louisiana Offshore Terminal Authority, Deepwater Port Revenue (LOOP LLC Project)	4.00	9/1/08	2,000,000	2,009,540
Louisiana Public Facilities Authority, Revenue (Pennington Medical Foundation Project)	4.00	7/1/11	975,000	973,898
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.00	3/1/10	1,095,000	1,111,600
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.50	3/1/11	1,145,000	1,185,419
Maine--1.7%				
Maine Educational Loan Marketing Corporation, Subordinate Student Loan Revenue	6.50	11/1/09	2,195,000	2,281,856
Massachusetts--2.8%				
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.35	12/1/10	3,800,000	3,869,008

Michigan--1.9%

Michigan Hospital Finance Authority, HR (Oakwood Obligated Group)	5.00	11/1/10	1,500,000	1,538,715
Michigan Strategic Fund, LOR (The Dow Chemical Company Project)	4.60	6/1/08	1,075,000	1,075,753

New Jersey--3.6%

Bayonne Temporary Note	5.00	10/24/08	2,000,000	2,014,260
Bayonne, TAN	5.00	9/18/08	2,000,000	2,012,240
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.25	6/1/11	1,000,000	997,920

New Mexico--1.9%

Farmington, PCR (Southern California Edison Company Four Corners Project) (Insured; FGIC)	3.55	4/1/10	1,800,000	1,798,614
Jicarilla Apache Nation, Revenue	4.00	9/1/08	765,000	767,371

New York--17.9%

Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	1,000,000	1,002,870
New York City Housing Development Corporation, MFHR	4.25	5/1/10	2,000,000	2,030,060
New York City Housing Development Corporation, MFHR	3.95	11/1/10	4,500,000	4,512,735
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/08	1,000,000	1,000,000
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	3,000,000	3,061,740
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.50	5/15/10	1,800,000	1,892,430
New York State Housing Finance Agency, Affordable Housing Revenue	4.05	11/1/10	2,000,000	2,025,740
New York State Housing Finance Agency, MFHR (Crotona Estates Apartments)	3.95	8/15/10	1,085,000	1,086,910

New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments)	4.40	2/15/11	2,000,000	2,015,360
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,000,000	1,011,030
New York State Power Authority, Revenue	5.00	11/15/09	2,000,000	2,070,560
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	4.20	11/1/08	845,000	844,442
Troy Industrial Development Authority, Civic Facility Revenue (Rensselaer Polytechnic Institute Project)	5.00	9/1/10	2,000,000	2,070,740

North Carolina--2.7%

Fayetteville Public Works Commission, Revenue (Insured; FSA)	3.55	1/15/08	240,000	240,005
North Carolina Infrastructure Finance Corporation, COP (State of North Carolina 2005 Capital Improvements)	5.00	2/1/11	2,780,000	2,925,894
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Deerfield Episcopal Retirement Community)	3.80	11/1/09	500,000	498,270

Ohio--8.3%

Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/11	4,000,000	4,086,040
Cuyahoga County, Housing Revenue (Riverside Park Homes Project)	3.90	11/1/09	2,300,000	2,312,121
Hamilton County, Local District Cooling Facilities Revenue (Trigen-Cinergy Solutions of Cincinnati LLC Project)	4.60	6/1/09	2,000,000	2,006,100
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project)	3.75	10/1/08	3,000,000	3,009,240

Oklahoma--1.4%

Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) (Insured; MBIA)	3.00	12/1/08	800,000	799,592
Tulsa County Independent School				

District Number 5, Combined Purpose	4.00	7/1/08	1,160,000	1,165,974

Pennsylvania--4.9%

Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center)	4.10	5/1/09	525,000	525,010
Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center)	4.20	5/1/10	550,000	549,670
Allegheny County Industrial Development Authority, EIR (USX Corporation Project)	4.75	11/1/11	2,000,000	2,009,180
Harrisburg Authority, Resource Recovery Facility Revenue	0.00	12/15/10	3,000,000	2,624,700
Philadelphia Hospitals and Higher Education Facilities Authority, HR (The Children's Hospital of Philadelphia Project)	4.25	7/1/11	1,000,000	1,030,330

Rhode Island--1.9%

Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Lifespan Obligated Group Issue)	5.00	5/15/11	2,600,000	2,681,562

South Carolina--1.9%

Orangeburg Joint Governmental Action Authority, Capital Projects Sales and Use Tax Revenue (Orangeburg County, South Carolina Project) (Insured; MBIA)	5.00	4/1/12	2,000,000	2,132,060
Spartanburg, Water System Revenue (Insured; FSA)	4.00	6/1/11	500,000	513,245

Tennessee--1.5%

Memphis-Shelby County Airport Authority, Special Facilities Revenue (Federal Express Corporation)	5.00	9/1/09	2,000,000	2,030,060

Texas--5.0%

Bexar County Health Facilities Development Corporation, Revenue (Army Retirement Residence Foundation Project)	5.00	7/1/11	605,000	617,348
Houston, Airport System Subordinate Lien Revenue (Insured; FGIC)	6.00	7/1/11	4,200,000	4,294,794
Texas Municipal Gas Acquisition				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
and Supply Corporation I, Gas Supply Revenue	3.67	12/15/09	2,000,000 [b]	1,970,080
Utah--2.2%				
Utah State Board of Regents, State Loan Revenue (Insured; AMBAC)	4.85	5/1/10	3,000,000 [b]	3,000,000
Virginia--11.5%				
Arlington County Industrial Development Authority, RRR (Ogden Martin System of Alexandria/Arlington Inc. Project) (Insured; FSA)	5.38	1/1/12	2,280,000	2,324,665
Hopewell, Public Improvement	5.00	7/15/09	3,250,000	3,254,810
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project - DETC Issue)	3.30	10/1/08	1,485,000	1,484,154
Riverside Regional Jail Authority, Jail Facility Senior RAN	4.25	7/1/10	2,500,000	2,531,725
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	4.00	6/1/09	3,265,000 [a]	3,276,885
Western Virginia Regional Jail Authority, Regional Jail Facility RAN	4.13	12/1/09	3,000,000	3,030,360
Washington--.7%				
Washington COP (Department of Ecology) (Insured; AMBAC)	4.50	4/1/08	1,000,000	1,003,450
Wisconsin--.7%				
Wisconsin Health and Educational Facilities Authority, Revenue (Froedtert and Community Health, Inc. Obligated Group)	5.00	4/1/10	1,000,000	1,029,830
U.S. Related--1.5%				
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/12	2,000,000	2,094,900
Total Long-Term Municipal Investments (cost $133,747,094)				**134,213,530**

Short-Term Municipal Investments--3.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland--.8%				
Carroll County, Revenue (Fairhaven and Copper Ridge - Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian Group and Liquidity Facility; Branch Banking and Trust Co.)	5.00	1/7/08	1,065,000 [c]	1,065,000
Texas--2.2%				

North Texas Tollway Authority,				
BAN	4.13	11/19/08	3,000,000	3,004,230
Total Short-Term Municipal Investments				
(cost $4,065,000)				**4,069,230**
Total Investments (cost $137,812,094)			100.4%	138,282,760
Liabilities, Less Cash and Receivables			(.4%)	(533,013)
Net Assets			100.0%	137,749,747

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Variable rate security--interest rate subject to periodic change.

c   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes

RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance